July 20, 2015

FILED VIA EDGAR; ORIGINAL SENT VIA UPS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Cecilia Blye
Chief, Office of Global Security Risk

Re:                          Avery Dennison Corporation
Form 10-K for Fiscal Year Ended January 3, 2015
Filed February 25, 2015

File No. 1-7685

Ladies and Gentlemen:

In connection with the comments contained in the June 24, 2015 letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) to Mitchell R. Butier, President and Chief Operating Officer of Avery Dennison Corporation (the “Company”), the Company’s responses to the Staff’s comments contained in the Comment Letter are set forth below.

General

1.            In your letter to us dated September 30, 2011, you discussed contacts with Syria.  As you are aware, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2011 letter, if any, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.  You should describe any products, components, technologies or services you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the Syrian government or entities it controls.

The Company does not, to the best of its knowledge and belief, have operations or assets in Syria.  Based on a review of information gathered for purposes of preparing this response letter, certain non-U.S.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Cecilia Blye, Chief, Office of Global Security Risk

July 20, 2015

subsidiaries of the Company have made de minimis sales to distributors and companies in Syria since the Company’s letter to the Staff dated September 30, 2011 (the “2011 Letter”).  The products sold included (i) performance tapes used in disposable diapers sold by our Performance Tapes division, and (ii) graphic tickets, tags and labels sold by our Retail Branding and Information Solutions (“RBIS”) division.  In each of the fiscal years 2012 through 2014 and year-to-date in fiscal year 2015, the combined sales to Syria accounted for less than 0.02% of the Company’s consolidated annual revenues, as shown in the following table:

	FY2012	FY2013	FY2014	YTD FY2015
Performance Tapes*	$1,027,532	$227,684	$ —	$ —
RBIS	8,446	11,342	30,557	13,542
Total	$1,035,978	$239,027	$30,557	$13,542
Consolidated Revenues ($MM)	5,864	6,140	6,330	N/A
% of Consolidated Revenues	0.018%	0.004%	0.000%	N/A

________________

* Amounts converted from Euros to USD at current rates

The Company currently expects that future sales, if any, will be de minimis in nature, similar to the amounts shown above for 2014.  Moreover, to the best of our knowledge and belief, (i) the sales into Syria have been handled solely by non-U.S. subsidiaries of the Company without the approval, support, or facilitation of the Company or any other U.S. person; (ii) none of the products sold to Syria was of U.S. origin or otherwise subject to the Export Administration Regulations (“EAR”); and (iii) the products would have been classified EAR99 had they been subject to the EAR.  In sum, we believe that these limited sales to distributors and companies in Syria have been consistent with and permissible under U.S. law.

To the best of our knowledge and belief, none of the sales activities described above has involved any contacts with the government of Syria or entities it controls.

2.            Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Cecilia Blye, Chief, Office of Global Security Risk

July 20, 2015

The Company believes that its contacts with Syria, including the limited sales to distributors and companies described above, are not material to the Company and do not constitute a material investment risk to the Company’s investors.  In assessing materiality, the Company considered quantitative factors with reference to the Company’s consolidated financial condition and results of operations, as well as qualitative factors that a reasonable investor would consider important in making an investment decision in the Company’s securities, including the potential impact on the Company’s reputation and the quoted market prices for the Company’s securities.  As described in our response to Comment No. 1, we believe that the sales to Syria have been consistent with and permissible under U.S. law, having confirmed, to the best of our knowledge and belief, that they (i) do not involve U.S. persons or products subject to the EAR and (ii) accounted for less than 0.02% of the Company’s consolidated annual revenues for each of the fiscal years 2012 through 2014 and year-to-date in fiscal year 2015.

The Company understands that legislation and investment guidelines referred to by the Staff have been proposed or adopted by certain states and organizations permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism.  The Company does not believe that any such measures have, to date, had a material impact on the Company’s reputation or the quoted market prices for the Company’s securities.

We appreciate the opportunity to respond to the Staff’s comments.  If you have any questions or require additional information regarding our responses, please do not hesitate to contact Les P. Carnegie of Latham & Watkins LLP at (202) 637-1096 or the undersigned at (626) 304-2000.

Sincerely,

/s/ Lori J. Bondar

Lori J. Bondar
Vice President, Controller and
Chief Accounting Officer

cc:                  Dean A. Scarborough, Chairman & CEO

Mitchell R. Butier, President & COO

Anne L. Bramman, SVP & CFO

Susan C. Miller, SVP, General Counsel & Secretary

Les P. Carnegie, Latham & Watkins LLP